17009394

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Cedar Springs Road
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman 310-526-5006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MDB CAPITAL GROUP LLC

Table of Contents

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

Jurat Certificate California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 4th

day of January, 2017, by Gary A. Schuman

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Place Seal Here

GREGORY KOSAL
COMM. #2127578
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Commission Expires 09/21/2019

Signature [signature]

Description of Attached Document

Type or Title of Document Annual Audited Report

Document Date 12/31/2016 Number of Pages (2)

Signer(s) Other Than Named Above
N/A

DSG J018 CA (Rev 02-2-15)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Dallas, Texas

I have audited the accompanying statement of financial condition of MDB Capital Group LLC as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of MDB Capital Group LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of MDB Capital Group LLC's financial statements. The supplemental information is the responsibility of MDB Capital Group LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

MDB CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	2,537,171
Accounts receivable		163,100
Securities at market value		6,505,973
Investments in affiliates		87,166
Prepaid and other assets		68,209
Total assets	$	9,361,619

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	88,599
Accrued salaries		585,030
Subordinated note payable		556,824
Due to clearing		120
Total liabilities		1,230,573
MEMBERS' EQUITY:		
Members' equity		8,131,046
Total liabilities and members' equity	$	9,361,619

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2016

REVENUES:		
Commissions	$	133,381
Investment banking fees		3,004,118
Investment income		2,794,108
Interest income		775
Other income (See Note 4)		3,923,572
Total revenue		9,855,954
EXPENSES:		
Administrative and operations		1,589,958
Clearing charges		72,998
Compensation		3,370,376
Professional and legal		398,323
Occupancy		158,861
Total expenses		5,590,516
NET INCOME	$	4,265,438

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2016

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2016	$ 3,865,607		$ 3,865,607
Net income		$ 4,265,438	4,265,438
Ending balance December 31, 2016	$ 3,865,607	$4,265,438	$8,131,046

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income:	$	4,265,438
Adjustments to reconcile net gain to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		99,368
Securities at market value		(2,301,356)
Investments in affiliates		(74,138)
Prepaid and other assets		933,532
Increase (decrease):		
Accounts payable and accrued expenses		(643,257)
Accrued salaries		498,030
Securities sold not yet purchased		(124,333)
Due to clearing		(934)
Cash debit balance		(11,462,538)
Total adjustments		(13,075,626)
Net cash used in operating activities		(8,810,188)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Disposal of fixed assets		5,966
Net cash provided by investing activities		5,966
CASH FLOWS FROM FINANCING ACTIVITIES:		
Note payable		(143,673)
Net cash used in financing activities		(143,673)
Decrease in cash		(8,947,895)
Cash at beginning of year		11,485,066
Cash at end of year	$	2,537,171
Supplemental cash flow disclosures		
Interest	$	22,622
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Changes in Subordinated Borrowing
For the year ended December 31, 2016

Subordinated borrowing at January 1, 2016	$	700,497
Decreases		(143,673)
Subordinated borrowing at December 31, 2016	$	556,824

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of Texas.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony DiGiandomenico.

The firm operates on a fully disclosed basis with another member firm, Interactive Brokers.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At 12/31/2016, fair value measurements of investments were:

Level 1: $5,542,651
Level 2: $962,821
Level 3: $36,545

Management has reviewed the results of operations for the period from December 31, 2016 through February 23, 2017, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2013, 2014 and 2015.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company leases office space in Dallas on a month-to-month basis at $5,000 per month. For 2016, the Company had total lease expense of $60,000.

Note 2: INCOME TAXES
The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

Note 3: NET CAPITAL REQUIREMENT
The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2016 the company had net capital of $3,217,175 which was $3,117,175 in excess of the minimum of $100,000 required, and its ratio of aggregate indebtedness of $673,749 to net capital was 0.21 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, which was $44,917 at December 31, 2016.

Note 4: GAIN ON SALE OF BUSINESS
On June 23, 2016, the Company sold its interest in its patent drafting and patent searching business to an unrelated third party for consideration totaling approximately $2,435,000. Excluding related expenses of $215,000, net gain resulting from this sale was approximately $2,220,000, which has been included in Other Income on the accompanying Statement of Operations.

MDB CAPITAL GROUP LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

		Focus 12/31/16		Audit 12/31/16		Change
Members' equity, December 31, 2016	$	8,332,012	$	8,131,046	$	200,966
Add - Subordinated liabilities		556,824		556,824		-
Subtract - Non allowable assets:						
Receivable from non-customers		11,460		11,460		-
Non allowable securities at market value		4,886,347		4,677,749		208,598
Investment		87,166		87,166		-
Other assets		193,805		193,805		-
Tentative net capital		3,710,058		3,717,690		(7,632)
Haircuts		278,140		278,140		-
Undue concentration		222,489		222,375		(114)
NET CAPITAL		3,209,429		3,217,175		(7,746)
Minimum net capital		100,000		100,000		-
Excess net capital	$	3,109,429	$	3,117,175		(7,746)
Aggregate indebtedness		681,381		673,749		(7,632)
Ratio of aggregate indebtedness to net capital		0.21		0.21		

The differences were caused by
additional accruals at December 31, 2016

MDB CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

Assertions Regarding Exemption Provisions

We, as members of management of MDB Capital Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

MDB Capital Group LLC

By:

Gary Schuman, CFO & CCO

2/23/17

Date

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Dallas, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) MDB Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which MDB Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) MDB Capital Group LLC, stated that MDB Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. MDB Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about MDB Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017